Exhibit 12

GARDNER DENVER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2012	2011	2010	2009	2008
Earnings:
Net income (loss) before income taxes	$361,562	386,981	231,851	(138,394)	234,997
Fixed charges	25,846	25,814	32,882	38,896	33,709
Total earnings (loss), as defined	$387,408	412,795	264,733	(99,498)	268,706
Fixed Charges:
Interest expense	$14,706	15,397	23,424	28,485	25,483
Rentals — portion representative of interest	11,140	10,417	9,458	10,411	8,226
Total fixed charges	$25,846	25,814	32,882	38,896	33,709
Ratio of Earnings to Fixed Charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	15.0x	16.0x	8.1x	(138,394)	8.0x

100